UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

EXPLANATORY NOTE

31 May 2016

This Amendment on Form 6-K/A is being furnished to amend the Form 6-K furnished to the Securities and Exchange Commission on May 6, 2016, in order to correct a typographical error in the table of Consolidated statements of financial position. The first column containing financial information, originally title “December 31, 2015”, should be titled “March 31, 2016”. Except as amended in this Form 6-K/A, the Form 6-K furnished to the Securities and Exchange Commission on May 6, 2016 remains as originally furnished.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of financial position
Three months ended March 31, 2016, and the year ended December 31, 2015
(In US$ thousand)

	Notes	March 31	December 31
		2016	2015

Assets
Cash and cash equivalents	4,14	771,406	1,299,966
Financial Instruments:	5,14
At fair value through profit or loss	5.2, 14	49,327	53,411
At fair value through OCI	5.3,14	174,084	141,803
Securities at amortized cost, net	5.4,14	107,890	108,215
Loans at amortized cost	5.6	6,533,322	6,691,749
Allowance for expected credit losses	5.6	92,117	89,974
Unearned interest & deferred fees		8,579	9,304
Loans at amortized cost, net		6,432,626	6,592,471

At fair value - Derivative financial instruments used for hedging – receivable	5.8,5.9,14	21,521	7,400

Property and equipment, net		5,793	6,173
Intangibles, net		415	427

Other assets:
Customers' liabilities under acceptances	14	29,657	15,100
Accrued interest receivable	14	47,736	45,456
Other assets	7	29,112	15,794
Total of other assets		106,505	76,350

Total assets		7,669,567	8,286,216

Liabilities and stockholders' equity
Deposits:	6,14
Noninterest-bearing - Demand		711	639
Interest-bearing - Demand		122,935	243,200
Time		2,949,733	2,551,630
Total deposits		3,073,379	2,795,469

At fair value – Derivative financial instruments used for hedging – payable	5.8,5.9,14	31,364	29,889

Financial liabilities at fair value through profit or loss	5.1,5.9,14	-	89
Securities sold under repurchase agreement	4,5.3,5.9,14	145,616	114,084
Short-term borrowings and debt	9.1,14	1,497,530	2,430,357
Long-term borrowings and debt, net	9.2,14	1,861,625	1,881,813

Other liabilities:
Acceptances outstanding	14	29,657	15,100
Accrued interest payable	14	21,534	17,716
Allowance for expected credit losses on off-balance sheet credit risk	5.7	4,512	5,424
Other liabilities	10	21,314	24,344
Total other liabilities		77,017	62,584
Total liabilities		6,686,531	7,314,285

Stockholders' equity:	11,12,15
Common stock		279,980	279,980
Treasury stock		(71,964)	(73,397)
Additional paid-in capital in excess of assigned value of common stock		119,403	120,177
Capital reserves		95,210	95,210
Retained earnings		569,080	560,642
Accumulated other comprehensive loss	5.3,5.8,15	(8,673)	(10,681)
Total stockholders' equity		983,036	971,931
Total liabilities and stockholders' equity		7,669,567	8,286,216

The accompanying notes are an integral part of these consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 31, 2016	FOREIGN TRADE BANK OF LATIN AMERICA, INC. (Registrant)

	By:	/s/ Pierre Dulin
Name: Pierre Dulin Title: General Manager